Exhibit 5.1

Bingham McCutchen LLP
One Federal Street
Boston, Massachusetts 02110

October 7, 2008

Access Pharmaceuticals, Inc.
62500 Stemmons Freeway, Suite 176
Dallas, TX 75207

Ladies and Gentlemen:

We have acted as counsel to Access Pharmaceuticals, Inc., a Delaware corporation (the "Company"), in connection with the registration under the Securities Act of 1933, as amended, on Form S-1/A (the "Registration Statement"), of 9,160,228 shares of the Company's Common Stock, $0.01 par value per share ("Common Stock"), consisting of (i) 7,577,868 shares of Common Stock (the "Underlying Preferred Shares") issuable under the terms of the Certificate of Designations, Rights and Preferences of Series A Cumulative Convertible Preferred Stock of Access Pharmaceuticals, Inc.(the "Series A Certificate"), filed November 9, 2007, and (ii) 1,582,360 shares of Common Stock (the “Dividend Shares”) issuable in lieu of cash dividends pursuant to the terms of the Series A Certificate (the Underlying Preferred Shares, collectively with the Dividend Shares, the "Shares") issuable to certain holders of Series A Cumulative Convertible Preferred Stock. (the "Series A Preferred Stock").

We have reviewed the corporate proceedings of the Company with respect to the authorization of the issuance of the Shares.  We have also examined and relied upon originals or copies, certified or otherwise identified or authenticated to our satisfaction, of such corporate records, instruments, agreements or other documents of the Company, and certificates of officers of the Company as to certain factual matters, and have made such investigation of law and have discussed with officers and representatives of the Company such questions of fact, as we have deemed necessary or appropriate as a basis for the opinions hereinafter expressed.  In our examination, we have assumed the genuineness of all signatures, the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form and the legal competence of each individual executing any document.

This opinion is limited solely to the Delaware General Corporation Law, including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting such law, as in effect as of the date hereof.

Based upon and subject to the foregoing, we are of the opinion that the Shares to be issued upon conversion of the Series A Preferred Stock or upon payment of dividends in lieu of cash dividends by the Company under the Series A Certificate have been duly authorized, and when delivered to the Holders (as such term is defined in the Series A Certificate) in accordance with the terms of the Series A Certificate, will be validly issued, fully paid and nonassessable.

This opinion supersedes our opinion dated December 10, 2007 and filed as Exhibit 5.1 to the Company’s Form SB-2 filed on December 10, 2007.
We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to this firm under the heading "Legal Matters" in the Registration Statement.

Very truly yours,

/s/ Bingham McCutchen LLP

BINGHAM MCCUTCHEN LLP